EXHIBIT E
FORMS OF LETTERS FROM THE FUND TO MEMBERS IN CONNECTION WITH ACCEPTANCE OF OFFERS OF TENDER
        [______  __, 20__]
Dear Member:
Partners Group Private Equity (TEI), LLC (the “Fund”) has received and accepted for purchase your tender of all or some of your limited liability company units in the Fund (your “Units”).
Because you have tendered and the Fund has purchased all or some of your Units, you have been issued a note (the “Note”) entitling you to receive an initial payment in an amount equal to at least 95% of the value of the purchased Units based on the unaudited value of the Fund as of June 30, 2015, in accordance with the terms of the tender offer.  A cash payment in this amount will be wire transferred to the account designated by you in your Letter of Transmittal no later than July 23, 2015, or may be postponed until ten business days after the Fund has received at least 95% of the aggregate amount so requested to be repurchased by the Fund from the Master Fund, unless the repurchase date of the Units in the Fund has changed; provided that, if you tendered only a portion of your Units, and the remaining portion of your Units would be less than the required minimum account balance of $25,000, the Fund’s Board of Managers reserves the right to reduce the amount to be repurchased from you so that the required minimum account balance is maintained or to repurchase the remainder of your Units, in accordance with the terms of the tender offer.  The Note will be held by UMB Fund Services, Inc. (“UMBFS”) on your behalf.  Upon a written request by you to UMBFS, UMBFS will mail the Note to you at the address for you as maintained in the books and records of the Fund.
The terms of the Note provide that a post-audit payment representing the balance of the purchase amount, if any, will be paid to you promptly after the completion of the Fund’s next annual audit according to the terms of the tender offer.  We expect that the annual audit of the Fund’s financial statements will be completed by the end of May 2016.
If you are tendering only a portion of your account, you remain a Member of the Fund with respect to the portion of the Units that you did not tender.
Should you have any questions, please feel free to contact the Tender Offer Administrator at UMB Fund Services, Inc. at (888) 977-9790.
Sincerely,
Partners Group Private Equity (TEI), LLC

[______ __, 20__]
Dear Member:
Enclosed is a statement showing the breakdown of your capital withdrawal resulting from our purchase of your units in Partners Group Private Equity (TEI), LLC (the “Fund”).
Because you have tendered and the Fund has purchased all or some of your units in the Fund, you have been paid an amount equal to at least 95% of the value of the purchased units in the Fund based on the unaudited value of the Fund as of June 30, 2015, in accordance with the terms of the tender offer.  A cash payment in this amount has been wire transferred to the account designated by you in your Letter of Transmittal.
The balance of the purchase amount will be paid to you promptly after the completion of the Fund’s next annual audit according to the terms of the tender offer.  We expect that the annual audit of the Fund’s financial statements will be completed by the end of May 2016.
Should you have any questions, please feel free to contact the Tender Offer Administrator at UMB Fund Services, Inc. at (888) 977-9790.
Sincerely,
Partners Group Private Equity (TEI), LLC
Enclosure
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